News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Algoma Steel Embarks on Wind Energy Joint Venture

    SIAG Great Lakes LP is Formed

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Feb. 10 /CNW/ - Algoma Steel Inc. announced today the Company has entered into a partnership with SIAG (Schaaf Industries
Corporation) of Germany to establish a wind tower manufacturing facility in
Sault Ste. Marie, Ontario. SIAG, through its Canadian subsidiary, will hold a majority interest in the limited partnership, SIAG Great Lakes LP.
    Denis Turcotte, Algoma Steel President and Chief Executive Officer, said,
"For every barrel of oil discovered, the world consumes two. The time has come for Canadians to pursue more renewable sources of energy. This move toward value-chain integration represents the very sort of strategic development that will serve to position Algoma Steel as a world class company for the mid to long term."
    SIAG, a private entity based in Germany, is a leading supplier of wind towers for the European market, presently operating seven production facilities in France, Germany and the Czech Republic and accounting for over
13% of the European tower fabricating capacity. Rudiger Schaaf, SIAG Chief
Executive Officer, said of the new venture, "We are extremely pleased to expand our operations to Canada. We are excited by this promising new market and are eager to supply the North American wind energy industry with our high quality towers and components fabricated locally, close to our customers."
    The partnership will operate a wind tower fabricating facility with two production lines on a section of property adjacent to the Algoma steelworks.
With both production lines operating, the facility will have the capacity to produce 180 wind towers per year, beginning with over twenty employees and ramping up in parallel with production to finally employ approximately 140 people.
    Several provincial and community partners have announced support for the project. Ontario Minister of Economic Development and Trade, Joe Cordiano,
said, "With this investment, SIAG Great Lakes LP is showing its confidence in
Ontario and in our highly-skilled workforce. We are proud to partner with SIAG
Great Lakes LP and invest in this exciting project which will be a great economic boost for the community of Sault Ste. Marie." Northern Development and Mines Minister, Rick Bartolucci, said, "By combining SIAG's technology with Algoma Steel's expertise, Ontario's Northern Prosperity Plan and the
Sault advantage, we have created a synergy that will drive value-added steel production and economic diversification in Sault Ste. Marie."

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.
    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Brenda Stenta, Manager
Corporate Communications, Algoma Steel Inc., Ph.: (705) 945-2209, Fax:
(705) 945-2203, E-Mail: bstenta(at)algoma.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 10:30e 10-FEB-06